FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Stanton, John W.	2. Issuer Name and Ticker or Trading Symbol Western Wireless Corporation (WWCA)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director X 10% Owner X Officer (give title below) Other (specify below) Chief Executive Officer
(Last) (First) (Middle) c/o Western Wireless Corporation 3650 131st Avenue SE	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 1/7/2003
(Street) Bellevue, WA 98006		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Class A Common Stock	1/7/03		A		60,000(8)	A		3,808,619	D	By Stanton and Gillespie TIC(1)
Class A Common Stock								697,288	I	By PN Cellular, Inc. (2)
Class A Common Stock								448,192	I	By Stanton Communications Corp.(2)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Stock Option - Right to Buy	$8.125							(3)	1/1/2008	Class A Common Stock	534		534	D
Stock Option - Right to Buy	$9.95							(4)	12/31/2005	Class A Common Stock	801		801	D
Stock Option - Right to Buy	$8.125							(5)	1/1/2008	Class A Common Stock	64,155		64,155	I	By Spouse
Stock Option - Right to Buy	$9.946							(6)	1/1/2009	Class A Common Stock	85,540		85,540	I	By Spouse
Class B Common Stock	(7)							Immed.	n/a	Class A Common Stock	64,437		64,437	I	By trust
Class B Common Stock	(7)							Immed.	n/a	Class A Common Stock	1,686,069		1,686,069	I	By PN Cellular, Inc.(2)
Class B Common Stock	(7)							Immed.	n/a	Class A Common Stock	1,274,519		1,274,519	I	By Stanton Communications Corp.(2)
Class B Common Stock	(7)							Immed.	n/a	Class A Common Stock	3,025,668		3,025,668	D	By Stanton and Gillespie TIC(1)

Explanation of Responses:

(1) Shares held jointly by John W. Stanton and Theresa E. Gillespie as Tenants in Common.
(2) PN Cellular, Inc. and Stanton Communications Corporation are substantially owned and controlled by Mr. Stanton and Ms. Gillespie.
(3) Option vested in two equal, annual increments beginning 1/1/2001.
(4) Option vested in three equal, annual increments beginning 1/1/2001.
(5) Option vested in three equal, annual increments beginning 1/1/2000.
(6) Option vests in four equal, annual increments beginning 1/1/2000.
(7) Shares of Class B Common Stock are convertible on a one-for-one basis, subject to the Issuer's charter, into shares of Class A Common Stock.
(8) 60,000 shares of Class A Common Stock were granted to Mr. Stanton.

By: /s/ Jeffrey A. Christianson Attorney-in-fact **Signature of Reporting Person	1/9/2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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